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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             (Amendment No. _____)*

                               F.Y.I. INCORPORATED
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                   302 712 104
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                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13G

CUSIP No. 302 712 104

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Greg Melanson

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                         (b) / /
3        SEC USE ONLY
4        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

                           5  SOLE VOTING POWER
                              493,260 shares of Common Stock
NUMBER OF
SHARES
BENEFICIALLY               6  SHARED VOTING POWER
OWNED BY                      -0-
EACH
REPORTING                  7  SOLE DISPOSITIVE POWER
PERSON                        493,260 shares of Common Stock
WITH
                           8  SHARED DISPOSITIVE POWER
                              -0-

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 493,260 shares of Common Stock

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                             / /

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         5.7%
12       TYPE OF REPORTING PERSON*
         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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Item 1.

         (a)      Name of Issuer:  F.Y.I. Incorporated

         (b)      Address of Issuer's Principal Executive Offices:

                                    3232 McKinney Avenue
                                    Suite 900
                                    Dallas, Texas  75204

Item 2.

         (a)      Name of Person Filing:  Greg Melanson

         (b)      Address of Principal Business Office or, if none, Residence:
                                 Greg Melanson
                                 c/o Researchers Acquisition Corp.
                                 130 Townsend Street
                                 San Francisco, CA  94107


         (c)      Citizenship:  United States of America

         (d)      Title of Class of Securities: Common Stock, $.01 par value

         (e)      CUSIP Number: 302 712 104

Item 3. This statement is filed pursuant to Rule 13d-1(c). Item 3(a) through 3(h) are, therefore, inapplicable.


Item 4.  Ownership.

         The following information is provided as of December 31, 1996:

         (a)      Amount Beneficially Owned: 493,260 shares of Common Stock
         (b)      Percent of Class: 5.7%
         (c)      Number of shares as to which such person has:
                  (i)    sole power to vote or to direct the vote
                         493,260 shares of Common Stock
                  (ii)   shared power to vote or to direct the vote
                         -0-
                  (iii)  sole power to dispose or to direct the
                         disposition of 493,260 shares of Common Stock
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                 (iv)   shared power to dispose or to direct the
                        disposition of
                        -0-

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  This statement is filed pursuant to Rule 13d-1(c); therefore, the certification is not applicable.
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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 3, 1997


                                             /s/ Greg Melanson
                                             -----------------------------
                                             Greg Melanson